Dreyfus Cash Management
Statement of Investments
10/31/2004 (Unaudited)

Negotiable Bank Certificates of Deposit - 34.7%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
1.64%, 11/15/2004	100,000,000	100,000,000
Banco Bilbao Vizcaya Argentaria S.A. (Yankee)		
2.03%, 3/10/2005	200,000,000	200,001,773
Barclays Bank PLC (Yankee)		
2.14%, 4/11/2005	500,000,000	500,000,000
Calyon (Yankee)		
1.85%, 2/14/2005	25,000,000	250,000,000
Credit Suisse First Boston (Yankee)		
1.91%, 11/29/2004	50,000,000	50,000,000
First Tennessee Bank N.A.		
1.87%, 12/22/2004	50,000,000	50,000,000
HBOS PLC (London)		
1.61% - 2.16%, 11/12/2004 - 4/12/2005	375,000,000	375,003,895
HSBC Bank USA (Yankee)		
1.57% - 1.60%, 11/9/2004 - 11/10/2004	190,000,000	190,000,946
KBC Bank N.A. (London)		
2.15%, 4/12/2005	125,000,000	125,005,565
Landesbank Baden-Wuerttemberg (Yankee)		
1.85% - 2.02%, 2/11/2005 - 3/10/2005	350,000,000	350,017,582
Landesbank Hessen-Thuringen Girozentrale (London)		
1.88% - 1.89%, 12/24/2004 - 12/30/2004	256,000,000	255,999,134
Natexis Banques Populaires (Yankee)		
1.88%, 12/23/2004	450,000,000	450,000,000
Northern Rock PLC (London)		
1.62%, 11/12/2004 - 11/16/2004	300,000,000	300,000,000
Standard Federal Bank		
1.20%, 12/27/2004	100,000,000	100,000,000
Toronto-Dominion Bank (Yankee)		
2.15%, 4/15/2005	25,000,000	25,000,000
UniCredito Italiano SpA (London)		
1.66% - 1.88%, 11/15/2004 - 12/24/2004	400,000,000	400,001,313
UniCredito Italiano SpA (Yankee)		
1.59%, 11/10/2004	200,000,000	200,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $3,921,030,208)		**3,921,030,208**

Commercial Paper - 20.0%		
Amstel Funding Corp.		
1.88%, 12/22/2004	310,346,000 a	309,523,842
Atlantis One Funding Corp.		
1.65%, 11/12/2004	50,000,000 a	49,974,944
Bank of America Corp.		
1.88%, 12/20/2004	350,000,000	349,109,153
Concord Minutemen Capital Co. LLC		
2.17%, 4/7/2005	100,000,000 a	99,062,361
Depfa Bank PLC		
1.61% - 2.17%, 11/4/2004 - 4/12/2005	160,000,000	159,407,517
Deutsche Bank Financial LLC		
1.84%, 11/1/2004	300,000,000	300,000,000

General Electric Capital Services Inc.		
1.58%, 11/2/2004	125,000,000	124,994,549
Greyhawk Funding LLC		
1.65%, 11/8/2004	116,000,000 a	115,963,009
Sigma Finance Inc.		
1.65%, 11/5/2004	100,000,000 a	99,981,778
Skandinaviska Enskilda Banken AB		
1.88%, 12/22/2004	23,000,000	22,939,069
Svenska Handelsbanken Inc.		
1.65%, 11/10/2004	175,000,000	174,928,250
UBS Finance Delaware LLC		
1.84%, 11/1/2004	300,000,000	300,000,000
Westpac Trust Securities N.Z. Ltd.		
2.15%, 4/6/2005	150,000,000	148,615,500
Total Commercial Paper		
(cost $2,254,499,972)		**2,254,499,972**

Corporate Notes - 5.1%

Fifth Third Bancorp		
1.92%, 11/23/2005	200,000,000 b	200,000,000
Sigma Finance Inc.		
1.82% - 1.83%, 1/26/2005 - 10/17/2005	380,000,000 a,b	379,953,343
Total Corporate Notes		
(cost $579,953,343)		**579,953,343**

Promissory Notes - 3.4%

Goldman Sachs Group Inc.		
1.36% - 2.08%, 12/16/2004 - 3/8/2005		
(cost $385,000,000)	385,000,000 c	**385,000,000**

Short Term Bank Notes - 2.2%

Bank of America N.A.		
1.82%, 12/8/2004		
(cost $250,000,000)	250,000,000 b	**250,000,000**

U.S. Government Agencies - 11.4%

Federal Home Loan Banks, Floating Rate Notes		
1.81%, 7/15/2005 - 4/11/2006	485,000,000 b	484,735,006
Federal Home Loan Banks, Notes		
1.42%, 3/11/2005	300,000,000	300,000,000
Federal National Mortgage Association, Floating Rate Notes		
1.78%, 1/10/2005	200,000,000 b	199,980,825
Federal National Mortgage Association, Notes		
1.35% - 1.37%, 2/11/2005 - 2/25/2005	300,000,000	300,000,000
Total U.S. Government Agencies		
(cost $1,284,715,831)		**1,284,715,831**

Time Deposits - 24.9%

AmSouth Bancorp (Grand Cayman)		
1.86%, 11/1/2004	200,000,000	200,000,000
Chase Manhattan Bank USA (Grand Cayman)		
1.84%, 11/1/2004	300,000,000	300,000,000
Fortis Bank (Grand Cayman)		
1.84%, 11/1/2004	300,000,000	300,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
1.84%, 11/1/2004	300,000,000	300,000,000
Nordea Bank Finland PLC (Grand Cayman)		
1.84%, 11/1/2004	300,000,000	300,000,000

PNC Bank N.A. (Grand Cayman)		
1.84%, 11/1/2004	400,000,000	400,000,000
Societe Generale (Grand Cayman)		
1.85%, 11/1/2004	300,000,000	300,000,000
South Trust Bank (Grand Cayman)		
1.78%, 11/1/2004	250,000,000	250,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.70%, 11/1/2004	261,000,000	261,000,000
Svenska Handelsbanken (Grand Cayman)		
1.85%, 11/1/2004	200,000,000	200,000,000
Total Time Deposits		
(cost $2,811,000,000)		**2,811,000,000**
Total Investments (cost $11,486,199,354)	**101.7%**	**11,486,199,354**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(198,152,276)**
Net Assets	**100.0%**	**11,288,047,078**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be
   resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2004,
   these securities amounted to $1,054,459,277 representing 9.3 % of net assets.These securities have been
   determined to be liquid by the Fund's Board.
b Variable interest rate - subject to periodic change.
c These notes were acquired for investment, and not with the intent to distribute or sell. These securities were
   acquired from 1/21/2004 to 9/8/2004 at a cost of $385,000,000. At October 31, 2004 the aggregate value of these
   securities was $385,000,000 representing approximately 3.4% of net assets and are valued at amortized cost.

   Securities valuation policies and other investment related disclosures are hereby incorporated by reference
   to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.